UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
Deerfield Capital Corp.
(Exact name of registrant as specified in its charter)

Maryland	20-2008622

(State of incorporation or organization)	(I.R.S. Employer Identification No.)

6250 North River Road, 9th Floor Rosemont, Illinois	60018

(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Rights to Purchase Series A Junior Participating Preferred Stock	NYSE Alternext US LLC
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file number to which this form relates (if applicable): Not Applicable
Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.	Description of Registrant’s Securities to be Registered.
     On March 11, 2009, the Board of Directors of Deerfield Capital Corp., a Maryland corporation (the “Company”), declared a dividend of one right (“Right”) for each outstanding share of the Company’s Common Stock, par value $0.001 per share (“Common Stock”), to stockholders of record at the close of business on March 11, 2009. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a “Fractional Share”) of Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Preferred Stock”), at a purchase price of $16.00 per Fractional Share, subject to adjustment (the “Purchase Price”). The description and terms of the Rights are set forth in a Rights Agreement, dated as of March 11, 2009, as it may from time to time be supplemented or amended (the “Rights Agreement”) between the Company and American Stock Transfer & Trust Company LLC, as Rights Agent.
     Initially, the Rights will be attached to all certificates representing outstanding shares of Common Stock, and no separate certificates for the Rights (“Rights Certificates”) will be distributed. The Rights will separate from the Common Stock and a “Distribution Date” will occur, with certain exceptions, upon the earlier of (i) ten business days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership (which includes for this purpose stock referenced in derivative transactions and securities) of 4.9% or more of the outstanding shares of Common Stock (the date of the announcement being the “Stock Acquisition Date”), or (ii) ten business days following the first public announcement of a person’s intention to commence or the commencement of a tender offer or exchange offer that would result in a person’s becoming an Acquiring Person; provided, however, that a Distribution Date shall not occur unless, within such ten business day periods (or such later time), the Board of Directors of the Company shall have affirmatively determined that a Distribution Date shall occur. If at the time of the adoption of the Rights Agreement, any person or group of affiliated or associated persons is the beneficial owner of 4.9% or more of the outstanding shares of Common Stock, such person shall not become an Acquiring Person unless and until such person acquires any additional shares of Common Stock. In addition to other exceptions, a person shall not become an Acquiring Person if such person acquired the shares of Common Stock, directly or indirectly, as the result of a warrant, the exercise thereof, the transfer or acquisition of such warrant or the Common Stock acquired thereby, where such warrant had first been issued upon approval by the Board of Directors of the Company unless and until such person and its affiliates and associates acquire any additional shares of Common Stock then outstanding that are unrelated to the warrant. Until the Distribution Date, (a) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (b) new Common Stock certificates issued after March 11, 2009 will contain a notation incorporating the Rights Agreement by reference and (c) the surrender for transfer of any certificate for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.
     The Rights are not exercisable until the Distribution Date and will expire at the close of business on March 10, 2019, unless earlier redeemed or exchanged by the Company as described below. The Rights will further expire at such time as the State Department of Assessments and Taxation of Maryland accepts for record a charter amendment providing for (as determined in good faith by the Board of Directors) restrictions on certain acquisitions and dispositions of the Company’s securities in order to preserve the benefit of the Company’s net operating losses, net capital losses or other tax attributes.
     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, from and after the Distribution Date, the separate Rights Certificates alone will represent the Rights. All shares of Common Stock issued prior to the Distribution Date will be issued with Rights. Shares of Common Stock issued after the Distribution Date in connection with certain employee benefit plans or upon conversion of certain securities will be issued with Rights. Except as otherwise determined by the Board of Directors, no other shares of Common Stock issued after the Distribution Date will be issued with Rights.
     In the event (a “Flip-In Event”) that a person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise of such Right, a number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a Current Market Price (as defined in the Rights Agreement) equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of any Triggering Event, all Rights that are, or (under certain circumstances specified in the Rights

Agreement) were, beneficially owned by or transferred to an Acquiring Person (or by certain related parties) will be null and void in the circumstances set forth in the Rights Agreement. However, Rights are not exercisable following the occurrence of any Flip-In Event until such time as the Rights are no longer redeemable by the Company as set forth below.
     In the event (a “Flip-Over Event”) that, at any time from and after the time an Acquiring Person becomes such, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights that are voided as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a Current Market Price equal to two times the exercise price of the Right. Flip-In Events and Flip-Over Events are collectively referred to as “Triggering Events.”
     The number of outstanding Rights associated with a share of Common Stock, or the number of Fractional Shares of Preferred Stock issuable upon exercise of a Right and the Purchase Price, are subject to adjustment in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock occurring prior to the Distribution Date. The Purchase Price payable, and the number of Fractional Shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of certain transactions affecting the Preferred Stock.
     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Preferred Stock that are not integral multiples of a Fractional Share are required to be issued upon exercise of Rights and, in lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.
     At any time until ten days following the first date of public announcement of the occurrence of a Flip-In Event, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right, payable, at the option of the Company, in cash, shares of Common Stock or such other consideration as the Board of Directors may determine; provided, however, in the event that a majority of the Board of Directors of the Company is elected by stockholder action by written consent, or is comprised of persons elected at a meeting of stockholders who were not nominated by the Board of Directors of the Company in office immediately prior to such meeting, then for a period of 180 days following the effectiveness of such election the Rights shall not be redeemed if such redemption is reasonably likely to have the purpose or effect of allowing any person to become an Acquiring Person or otherwise facilitating the occurrence of a Triggering Event or a transaction with an Acquiring Person.
     At any time after the occurrence of a Flip-In Event and prior to a person’s becoming the beneficial owner of 50% or more of the shares of Common Stock then outstanding or the occurrence of a Flip-Over Event, the Company may exchange the Rights (other than Rights owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, and/or other equity securities deemed to have the same value as one share of Common Stock, per Right, subject to adjustment.
     Until a Right is exercised, the holder thereof will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights should not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for the common stock of the acquiring company as set forth above or are redeemed or exchanged as provided above.
     Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company as long as the Rights are redeemable. From and after the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors of the Company in order to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement. At such time as the

Rights are not redeemable the provisions of the Rights Agreement may be amended by the Board of Directors of the Company only to cure any ambiguity, defect or inconsistency.
     The Rights will have certain anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire the Company without the approval of the Company’s Board of Directors. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire the Company even if such acquisition may be favorable to the interests of the Company’s stockholders. Because the Company’s Board of Directors can redeem the Rights, the Rights should not interfere with a merger or other business combination approved by the Board of Directors of the Company.
     The Rights Agreement, which includes the Deerfield Capital Corp. Articles Supplementary as Exhibit A, the form of Rights Certificate as Exhibit B, and the Summary of Rights to Purchase Preferred Stock as Exhibit C, is included as an exhibit hereto and is incorporated herein by reference. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the exhibits thereto, which is incorporated herein by reference.

Item 2.	Exhibits.

3.1	Articles of Amendment and Restatement of Deerfield Capital Corp., as amended and supplemented.(1)

3.2	Bylaws of Deerfield Capital Corp.(2)

4.1	Form of Certificate for Common Stock for Deerfield Capital Corp.(3)

4.2	Articles Supplementary Establishing and Fixing the Rights and Preferences of the Series A Preferred Stock.(4)

4.3	Articles Supplementary Establishing and Fixing the Rights and Preferences of the Series A Junior Participating Preferred Stock.(5)

4.4
Rights Agreement, dated as of March 11, 2009, between Deerfield Capital Corp. and American Stock Transfer & Trust Company LLC (which includes the form of Deerfield Capital Corp. Articles Supplementary as Exhibit A, the form of Rights Certificate as Exhibit B and the form of Summary of Rights to Purchase Preferred Stock as Exhibit C).(5)

(1)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, filed with the SEC on November 10, 2008.

(2)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, filed with the SEC on August 11, 2008.

(3)	Incorporated by reference to the Company’s Registration Statement on Form S-11 (Registration No. 333-123762), as amended.

(4)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on December 28, 2007, as amended, excluding Item 7.01 and the exhibits to Item 7.01.

(5)	Incorporated by reference to the Company’s Current Report on Form 8-K, filed with the SEC on March 11, 2009.

Signature
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 11, 2009	DEERFIELD CAPITAL CORP.

	By:	/s/ Robert A. Contreras

	Name:	Robert A. Contreras
	Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Exhibit Description

3.1	Articles of Amendment and Restatement of Deerfield Capital Corp., as amended and supplemented.(1)

3.2	Bylaws of Deerfield Capital Corp.(2)

4.1	Form of Certificate for Common Stock for Deerfield Capital Corp.(3)

4.2	Articles Supplementary Establishing and Fixing the Rights and Preferences of the Series A Preferred Stock.(4)

4.3	Articles Supplementary Establishing and Fixing the Rights and Preferences of the Series A Junior Participating Preferred Stock.(5)

4.4
Rights Agreement, dated as of March 11, 2009, between Deerfield Capital Corp. and American Stock Transfer & Trust Company LLC (which includes the form of Deerfield Capital Corp. Articles Supplementary as Exhibit A, the form of Rights Certificate as Exhibit B and the form of Summary of Rights to Purchase Preferred Stock as Exhibit C).(5)

(1)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, filed with the SEC on November 10, 2008.

(2)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, filed with the SEC on August 11, 2008.

(3)	Incorporated by reference to the Company’s Registration Statement on Form S-11 (Registration No. 333-123762), as amended.

(4)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on December 28, 2007, as amended, excluding Item 7.01 and the exhibits to Item 7.01.

(5)	Incorporated by reference to the Company’s Current Report on Form 8-K, filed with the SEC on March 11, 2009.